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HARRY S. PANGAS harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax

August 12, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549
Attn: Anu Dubey

RE:      MSC Income Fund, Inc. —
Preliminary Proxy Statement on Schedule 14A (File No. 814-00939), filed on July 24, 2024 (the “Preliminary Proxy Statement”)

Dear Ms. Dubey:

On behalf of MSC Income Fund, Inc. (the “Company”), set forth below are the Company’s responses to the verbal comments provided by the Staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company’s legal counsel on August 1, 2024 with respect to the Preliminary Proxy Statement. The Staff’s comments are set forth below and are followed by the Company’s responses. Where indicated, the Company intends to include revised disclosure in the Definitive Proxy Statement on Schedule 14A to be filed by the Company with the SEC. Unless otherwise noted, references to page numbers herein refer to the page numbers of the Preliminary Proxy Statement. Capitalized terms used in this letter and not otherwise defined shall have the meanings specified in the Preliminary Proxy Statement.

1.Comment: The Staff refers to the cover page of the Notice of Special Meeting of Stockholders. Please note that preliminary proxy statements should be clearly marked as “Preliminary Copies.” See Rule 14a-6(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Response: The Company acknowledges the Staff’s comment.

2.Comment: Please confirm to the Staff in your response letter that Section 13 of Article II of the Company’s bylaws, which states that “Title 3, Subtitle 7 of the Maryland General Corporation Law, or any successor statute (the ‘MGCL’), shall not apply to any acquisition by any person of shares of stock of the Corporation” has not been repealed or revised.

Response: The Company confirms to the Staff, on a supplemental basis, that the Company’s Board of Directors (the “Board”) has not amended the Company’s bylaws to repeal the current exemption from the Maryland Control Share Acquisition Act.

3.Comment: The Staff refers to the following sentence starting on page 1 of the Preliminary Proxy Statement under the heading “General Information”:

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Although the Board has authorized our management to consider, explore and prepare for a potential Listing, which may be accompanied by a follow-on public offering of the Shares, and is recommending certain corporate actions requiring your vote that will better position us to pursue a Listing, there is no guarantee that a Listing will occur if the Board determines, in its sole discretion, that it is not in our or our stockholders’ best interests, including, without limitation, if market conditions at the time make it undesirable to effectuate a Listing or any accompanying follow-on public offering of the Shares.

Please address and disclose the Board’s consideration of, and factors the Board considered in seeking stockholder approval for, these proposals now given that this disclosure indicates that a Listing is not certain.

Response: The Company has revised the disclosure accordingly under the heading “Listing Charter Amendment Proposals (Items 1(i)-1(ii)) – Background”. See page 11 of the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

4.Comment: The Staff refers to the sentence “At the Special Meeting, there are no non-routine proposal to be presented for a vote” under the heading “Broker Non-Votes” on pages 3 and 4 of the Preliminary Proxy Statement. Please revise to say there are no “routine” proposals.

Response: The Company has revised the disclosure accordingly. See page 4 of the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

5.Comment: The Staff refers to the table on pages 4–6 of the Preliminary Proxy Statement under the heading “Proposals to Be Voted on; Vote Required; and How Votes Are Counted”.
a.With respect to the sentence “Even if approved by the Company’s stockholders, the Listing Charter Amendments will not be implemented unless and until a Listing occurs”, disclose the consequence of this point (i.e., that the existing charter will continue to be the Company’s charter).

b.With respect to the sentence “Each of the Listing Charter Amendment Proposals are independent of one another”, add disclosure to clarify what being “independent of one another” means.

c.With respect to the sentence “Even if approved by the Company’s stockholders, the Advisory Agreement Amendment Proposal will not be implemented unless and until a Listing occurs”, disclose the consequence of this point (i.e., that the currently effective investment advisory agreement will continue to be the Company’s investment advisory agreement).

Response: The Company has revised the disclosure accordingly. See pages 4-7 of the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

August 12, 2024 Page 3

6.Comment: The Staff refers to the disclosure under the heading “Solicitation of Proxies and Expenses” on page 6 of the Preliminary Proxy Statement. If any parent of the registrant’s investment adviser is a corporation, disclose the percentage of the investment adviser owned by the parent. See Instruction 1 to Item 22(c)(3) of Schedule 14A.

Response: The Company has revised the disclosure accordingly. See pages 7-8 of the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

7.Comment: The Staff refers to the last sentence of the first paragraph under the heading “Solicitation of Proxies and Expenses” on page 6 of the Preliminary Proxy Statement. If the Company is incorporating the information in the definitive proxy statement of Main Street Capital Corporation into the Company’s proxy statement, please do so in accordance with Instructions 1 and 2 to Schedule 14A and add a hyperlink to Main Street Capital Corporation’s definitive proxy statement.

Response: The Company has revised the disclosure accordingly. See pages 7-8 of the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

8.Comment: The Staff refers to the heading “Update to Charter to Limit Transferability of Shares” on page 9 of the Preliminary Proxy Statement. Please supplementally provide the Staff with other examples of business development companies that have established similar transfer restrictions through amendments to their organizational documents.

Response: The Company respectfully refers the Staff to the below business development companies that have established transfer restrictions on their shares through amendments to their organizational documents:

•CĪON Investment Corporation (“CIC”), whose stockholders voted on September 7, 2021, to approve a proposal to amend its charter, effective upon listing of CIC’s shares of common stock on a national securities exchange, to include a provision limiting transferability of CIC’s shares of common stock for certain periods of time following such listing;

•Goldman Sachs BDC, Inc. (“GSBD”), whose stockholders voted on October 2, 2020, to approve an amended and restated charter, which restricted stockholders that acquired shares of GSBD common stock pursuant to a merger agreement by and among GSBD, Goldman Sachs Middle Market Lending Corp., Evergreen Merger Sub Inc. and Goldman Sachs Asset Management, L.P., from transferring such shares for certain periods of time;

•Crescent Capital BDC, Inc. (“Crescent Capital BDC”), whose stockholders voted on January 29, 2020 to approve a reincorporation transaction (the “Reincorporation Transaction”) in connection with Crescent Capital BDC’s merger (the “Merger”) with Alcentra Capital Corporation that resulted in the charter of Crescent Capital BDC subsequent to the Reincorporation Transaction including a provision limiting the transferability of Crescent Capital BDC’s shares of common stock acquired by a stockholder attendant to the Merger for certain periods of time following the Merger; and

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•Blue Owl Capital Corporation (f/k/a Owl Rock Capital Corporation) (“Blue Owl”) whose stockholders voted on April 29, 2019 to approve a proposal to amend its charter to include a provision limiting the transferability of Blue Owl’s shares of common stock for certain periods of time following a listing of Blue Owl’s shares of common stock on a national securities exchange.

9.Comment: The Staff refers to the disclosure under the heading “Principal Change – Limitation on the Transferability of the Company’s Shares following the Listing” starting on page 10 of the Preliminary Proxy Statement. Please clarify the disclosure regarding the transfer restrictions on shares acquired by stockholders prior to a Listing to specify whether these limits apply per stockholder or on an aggregate basis.

Response: The Company has revised the disclosure to clarify that the transfer restrictions will equally affect all stockholders’ ability to transfer Shares following a Listing with respect to Shares acquired prior to a Listing. See page 14 of the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

10.Comment: The Staff refers to the section titled “Principal Change – Limitation on the Transferability of the Company’s Shares following the Listing” starting on page 10 of the Preliminary Proxy Statement and issues the below comments. Please provide the Staff with supplemental responses to each.

a.Did the Company consider imposing these restrictions on transfer via individual agreements with investors instead of a charter amendment?

Response: The Company advises the Staff, on a supplemental basis, that the Company considered imposing these restrictions on transfer via individual agreements. However, in light of the fact that the Company has more than 14,000 record holders for its Shares, imposing the transfer restrictions via individual agreements is impracticable and is likely to unduly delay the Company’s preparations for a potential Listing.

b.Explain to the Staff the permissibility of share transfer restrictions in the Company’s charter under state law.

Response: The Company advises the Staff, on a supplemental basis, that a Maryland corporation may include in its charter any “preferences, rights, restrictions, including restrictions on transferability, and qualifications not inconsistent with law.” MGCL § 2-105(a)(9). As to transfer restrictions specifically, the MGCL provides that a Maryland corporation may include in its charter “restrictions on transferability or ownership for any purpose.” Id. § 2-105(a)(12). Finally, “[a]ny of the … restrictions … may be made dependent upon facts ascertainable outside the charter and may vary among the holders thereof, provided that the manner in which such facts or variations shall operate upon … restrictions … is clearly and expressly set forth in the charter.” MGCL § 2-105(a)(12). While the Charter does not presently include such restrictions, a Maryland corporation may amend its charter pursuant to Subtitle 600 of Article 2 of the MGCL to, among other things, accomplish anything that could be lawfully contained in the articles of incorporation at the time of amendment. MGCL § 2-602(a)(1). This includes amendments to change the “restrictions” imposed upon “any of its issued or unissued stock.” MGCL § 2-602(b)(9). An amendment imposing restrictions on transfer must be declared advisable by the Board of Directors and recommended to the stockholders of the Company, then approved by the vote of the

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holders of a majority of the shares entitled to vote thereon. See Id. § 2-604(b). The Company has sought and obtained the advice of Maryland counsel on this topic and notes that several other closed-end funds have utilized similar transfer restrictions to protect the stock price of the Company following a listing, public offering or other transaction.

c.Please explain to the Staff (i) how the Company decided that the time periods in the three bullets at the top of page 11 were appropriate, (ii) how the Company will determine which investors/shares are subject to the 180-, 270- or 365-day restrictions, and (iii) whether all pre-Listing investors will be subject to these restrictions.

Response: With respect to clauses (ii) and (iii) above, the Company advises the Staff, on a supplemental basis, that all Shares acquired by any stockholder prior to a Listing would be subject to the referenced restrictions on transfer. With respect to clause (i), the Company was aware of precedent transactions in the business development company space and believes that such a tiered release appropriately balances the benefits of providing liquidity to the Company’s existing stockholders with the considerations set forth in the Preliminary Proxy Statement under the heading “Principal Change – Limitation on the Transferability of the Company’s Shares following the Listing”.

d.Explain to the Staff why the lock-up agreement as an element of the Charter that subjects different stockholders to different holding periods would not create a “senior security” under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: Section 18(g) of the 1940 Act defines a “senior security” to mean “any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends; and ‘senior security representing indebtedness’ means any other than stock” (emphasis added).

The proposed transfer restrictions set forth in Listing Charter Amendment Proposal 1 do not, and will not, grant any stockholder a priority over any other stockholder as to the distribution of assets or the payment of dividends, and as a result, the defining elements of a “senior security,” as set forth in the 1940 Act, are not present.

The proposing release for Rule 18f-3 under the 1940 Act provides additional guidance on what constitutes a senior security that is a stock. That release explains that in a multiple class mutual fund, different expense levels (caused primarily by differing distribution expenses) differentiate one class from another. A class with lower expenses will have a greater net asset value (“NAV”) or higher dividend per share than other classes. A class with a higher NAV has a priority as to the distribution of assets. Similarly, a class receiving a higher dividend has a priority over classes with lower dividends. Therefore, the class with lower expenses is a senior security.1

Similarly, the Staff has found Section 18(g) of the 1940 Act to be implicated in arrangements where certain investors were required to reinvest distributions while other investors had the option to received cash distributions.2 In other words, the SEC and the Staff have found a senior security exists with respect to stock when some characteristic of the stock confers upon it a prior claim on a fund’s assets, earnings or both. These characteristics are not presented by the proposed transfer
1 See Investment Company Act Release No. 19955 (Dec. 15, 1993) at n. 17 and accompanying text (proposing Rule 18f-3, creating an exemption from Section 18 for funds issuing multiple classes of shares).
2 See SEC No-Action Letter to NEA Mutual Fund, Inc (February 16, 1974).

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restrictions set forth in Listing Charter Amendment Proposal 1 because, in every instance, a holder of the Shares will be entitled only to a pro rata share of the Company’s distributions and dividends based on all outstanding Shares, regardless of whether any Shares are subject to the transfer restrictions set forth in Listing Charter Amendment Proposal 1.

The transfer restrictions set forth in Listing Charter Amendment Proposal 1 are intended to ensure the orderly initial trading of the Shares subsequent to a Listing and, as noted above, have been used by a number of other business development companies in connection with the initial listing of their shares on a national securities exchange or similar transactions. The following BDCs have similar transfer restriction provisions in their charters:

•CĪON Investment Corporation
•Goldman Sachs BDC, inc.
•Crescent Capital BDC, Inc.
•Blue Owl Capital Corporation
•Blue Owl Technology Finance Corp. II
•Blue Owl Capital Corp III
•SLR Private Credit BDC II LLC
•Varagon Capital Corp.
•SLR HC BDC LLC
•TriplePoint Private Venture Credit Inc.

e.Explain whether the Company has privately offered any shares since the end of its public offering in 2017 and if those shares would also be subject to transfer restrictions set forth in Listing Charter Amendment Proposal 1.

Response: The Company advises the Staff, on a supplemental basis, that since the Company’s continuous public offering of Shares ended in 2017, it has issued and sold Shares in private offerings exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended. The Company notes that, similar to all other Shares acquired by investors prior to any Listing, the Shares acquired by stockholders in these (or any other) private placement transactions prior to any Listing would be subject to the transfer restrictions set forth in Listing Charter Amendment Proposal 1.

11.Comment: The Staff refers to the sentence “In making the determination that Listing Charter Amendment Proposal 1 is in the best interest of the Company and its stockholders, the Board considered the following:” on page 11 of the Preliminary Proxy Statement. If accurate, disclose the risk that these trading restrictions could negatively impact the value of these shares and whether the Board considered this factor.

Response: The Company respectfully advises the Staff that it does not believe that these trading restrictions pose a material risk of negatively impacting the value of the Shares.

12.Comment: The Staff refers to the sentence “If Listing Charter Amendment Proposal 1 is not approved, our Charter will not be amended and we may continue seeking to move forward with the Listing” on page 12 of the Preliminary Proxy Statement. Please disclose what happens if stockholders approve Listing Charter Amendment Proposal 1 but a Listing does not occur.

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Response: The Company has revised the disclosure accordingly. See pages 14-15 of the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

13.Comment: The Staff refers to the section titled “Approval of Listing Charter Amendment Proposal 2” starting on page 12 of the Preliminary Proxy Statement. The Staff believes that the below-listed seven items in this section may need to be unbundled and presented as separate matters. Please explain to the Staff why the following items are not separate matters that should be unbundled into separate proposals. See Exchange Act Rules 14a-4(a)(3) and 14a-4(b)(1) and IM Guidance Update No. 2014-02.

•Certain affiliated transactions (specifically, the deletion of the ability of stockholders to vote to approve such transactions);
•Deferred payment for shares (see the heading “Provisions Regarding the Issuance of Shares”);
•Removal of limits on sales commissions/fees on dividend reinvestment
•Repurchase rights;
•Roll-up transactions;
•Removal of stockholder right to vote on charter amendments, sale of substantially all of assets, and mergers; and
•Deletion of provision regarding stockholder right to inspect books and records.

Response: The Company notes the Staff’s comment and respectfully submits that the bundling of the items listed below (which list corresponds to the Staff’s above list) is appropriate as such amendments are inextricably intertwined items:

•Deletion of former Article X to remove the NASAA Guidelines provisions restricting certain transactions between the Company and the Adviser their affiliates.
•Deletion of former Section 5.5 removing the NASAA Guidelines provisions regarding limitations on the Company’s ability to make arrangements for deferred payments on account of the purchase price of the Shares.
•Deletion of former Section 5.9 removing the NASAA Guidelines provisions governing the operation of the Company’s distribution reinvestment plan, including limitations on sales commissions and fees deducted directly or indirectly from funds reinvested by the Company and provisions relating to the assumption by soliciting dealers of responsibility for blue sky compliance and performance of due diligence responsibilities with respect to investors’ suitability standards in the applicable state.
•Deletion of former Section 5.10 removing provisions governing the Company’s periodic offers to repurchase Shares on a quarterly basis in connection with the Company’s original continuous public offering.
•Deletion of former Article XII removing the NASAA Guidelines provisions regarding limitations on roll-up transactions.
•Deletion of former Article XI removing the NASAA Guidelines provisions regarding certain stockholder rights., including the right to vote on charter amendments, sale of substantially all of the Company’s assets, merger and the removal of the Company’s investment adviser and election of a new investment adviser, and the right to inspect books and records.

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The Staff’s guidance makes clear that multiple matters that are so “inextricably intertwined” as to effectively constitute a single matter need not be unbundled. More specifically, the Staff has previously stated that it has not objected “to ‘bundling’ proxy proposals in the following circumstances: . . .b. Inextricably Intertwined Proposals. The staff has not required separate proposals if the proposals would be impractical to separate.” Investment Co. Filing Guidance – 1995 (pub. avail. Feb. 3, 1995). The items in the above list include amendments to the Charter which remove provisions that are required by the NASAA Guidelines and/or would automatically terminate or become inactive upon a Listing. As such, the Company believes that these proposals should be read together when being consider by stockholders in order to give proper context.

In addition, the bundling of the items listed above is consistent with precedent stockholder votes in the business development company space. For reference, please see (1) the definitive proxy statement on Schedule 14A filed by CIC (File No. 814-00941) with the SEC on May 13, 2021 and (2) the definitive proxy statement on Schedule 14A filed by FS KKR Capital Corp. (f/k/a FS Investment Corporation) (File No. 814-00757) with the SEC on May 9, 2013, each of which bundled items consistent with the approach proposed by the Company in this letter.

14.Comment: The Staff refers to the disclosure under the heading “Relationship Between the Company and our Adviser” on page 12 of the Preliminary Proxy Statement. Please disclose the effect of removing these provisions (e.g., the paragraph above states that the Company’s current charter limits the amount of fees the Company may pay and expenses the Company can reimburse to its investment adviser).

Response: The Company has revised the disclosure accordingly. See pages 15-16 of the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

15.Comment: The Staff refers to the last paragraph under the heading “Certain Affiliated Transactions.” on page 12 of the Preliminary Proxy Statement. If accurate, disclose that under the proposed charter amendments, the approval of a majority of the Company’s independent directors for affiliated transactions will no longer be required as part of Board approval of affiliated transactions and stockholder approval of affiliated transactions would no longer be an option to approve such transactions.

Response: The Company respectfully advises the Staff that the provisions of Section 57 of the 1940 Act, including the requirement that non-prohibited transactions with affiliates be approved by a “required majority” (as defined in Section 57(o) of the 1940 Act) still apply to the Company, regardless of the provisions of the Charter. In addition, the Company respectfully advises the Staff that Article X of the Company’s current Charter only requires stockholder approval for affiliated transactions that would not be permitted under the 1940 Act. Seeing as the Company would not be permitted under the 1940 Act to engage in such transactions, the Company never viewed stockholder approval as an option to approve such prohibited transactions.

16.Comment: The Staff refers to the heading “Provisions Regarding the Issuance of Shares” on page 13 of the Preliminary Proxy Statement. Briefly describe the “enumerated conditions” referenced in the first sentence under this heading.

Response: The Company has revised the disclosure accordingly. See page 17 of the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

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17.Comment: The Staff refers to the headings “Provisions Regarding Distributions” and “Provisions Regarding Distributions in Liquidation” on page 13 of the Preliminary Proxy Statement. Please disclose how the Company’s ability to pay distributions and/or liquidating distributions will change when this provision is removed and the Company’s ability to pay is governed by the MGCL.

Response: The Company has revised the disclosure accordingly. See page 18 of the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

18.Comment: The Staff refers to the heading “Provisions Regarding Distribution Reinvestment Plan” on pages 13 and 14 of the Preliminary Proxy Statement. Please disclose how the Company’s distribution reinvestment plan will change if these provisions are removed, including, if accurate, that removal of these provisions means that sales commissions and fees will no longer be limited.

Response: The Company has revised the disclosure accordingly. See page 19 of the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

19.Comment: The Staff refers to the disclosure under the heading “Provisions Regarding Exculpation and Indemnification” on pages 14 and 15 of the Preliminary Proxy Statement. Please disclose that any indemnification provisions will be subject to the limitations under Sections 17(h) and 17(i) of the 1940 Act.

Response: The Company has revised the disclosure accordingly. See page 20 of the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

20.Comment: The Staff refers to the sentence “Such provisions are not typically found in the charters of Listed BDCs, and the MGCL and the 1940 Act generally offer protections similar to the protections the NASAA Guidelines seek to provide through these provisions” in the first paragraph under the heading “Provisions Regarding Stockholder Voting, Access to Reports and Inspection of Books and Records” on page 15 of the Preliminary Proxy Statement. Please disclose differences between the MGCL and the 1940 Act and the provision being removed (e.g., stockholder approval of charter amendments and the sale of all or substantially all of assets of the Company).

Response: The Company has revised the disclosure accordingly. See page 21 of the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

21.Comment: The Staff refers to the last full sentence, “In addition, under the Second Articles, the rights of the stockholders to inspect the books and records of the Company will be limited to the rights provided for under the MGCL” under the heading “Provisions Regarding Stockholder Voting, Access to Reports and Inspection of Books and Records” on page 15 of the Preliminary Proxy Statement. Disclose how this is different (i.e., being governed by MGCL) from existing charter provisions regarding inspection.

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Response: The Company has revised the disclosure accordingly. See page 22 of the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

22.Comment: The Staff refers to the sentence “The below summary does not identify certain ministerial or immaterial changes to the Charter or changes that are described as part of Listing Charter Amendment Proposal 1 and Listing Charter Amendment Proposal 2” under the heading “Summary of Specific Changes” on page 16 of the Preliminary Proxy Statement. It appears that some of changes identified under this heading are a part of Listing Charter Amendment Proposal 2. Please revise that sentence accordingly.

Response: The Company has revised the disclosure accordingly. See page 23 of the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

23.Comment: The Staff refers to the sentence “If Listing Charter Amendment Proposal 2 is not approved, our Charter will not be amended and we may continue seeking to move forward with the Listing” under the heading “Vote Required” on page 17 of the Preliminary Proxy Statement. Also disclose what happens if stockholders approve Listing Charter Amendment Proposal 2 but a Listing does not occur.

Response: The Company has revised the disclosure accordingly. See page 24 of the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

24.Comment: The Staff refers to the sentence “Even if approved by our stockholders, the Advisory Agreement Amendment Proposal will not be implemented unless and until a Listing occurs” under the heading “Background” on page 18 of the Preliminary Proxy Statement. If accurate, please disclose, in that case, the Company’ s current investment advisory agreement will remain in effect.

Response: The Company has revised the disclosure accordingly. See page 25 of the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

25.Comment: The Staff refers to the disclosure under the heading “Advisory Fees” on page 19 of the Preliminary Proxy Statement. If the Adviser acts as adviser to any other fund with a similar investment objective, identify in the following in tabular form: the name of such other funds, their size, the rate of the Adviser’s compensation with respect to such funds, and any waiver of fees. See Item 22(c)(10) of Schedule 14A.

Response: The Company confirms that the Adviser does not act as an investment adviser to any other Fund (as such term is defined in Item 22 of Schedule 14A) with an investment objective similar to that of the Company.

26.Comment: The Staff refers to the heading “Reduction in Base Management Fees” on page 20 of the Preliminary Proxy Statement. Disclose that under the Current Advisory Agreement, the base management fee is calculated based on average gross assets, and under the Proposed Advisory Agreement, the base management fee is calculated based on average total assets, and disclose any consequence of that difference.

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Response: The Company has revised the disclosure to clarify that the term “gross assets” is synonymous with the term “total assets” (i.e., the terms mean the same thing). See page 26 of the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

27.Comment: The Staff refers to the disclosure under the heading “Amendments to Structure of the Subordinated Incentive Fee, Capital Gains Incentive Fee and Reduction in Hurdle and Incentive Fee Rates” on pages 20 and 21 of the Preliminary Proxy Statement. Please disclose a summary of changes to the fees and hurdle rate figures in a chart to help clarify what is changing and by how much.

Response: The Company has revised the disclosure accordingly. See pages 29-30 of the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

28.Comment: The Staff refers to the “Capital Gains Incentive Fee” column of the chart under the heading “Effect of the Proposed Advisory Agreement on Incentive Fees” on page 22 of the Preliminary Proxy Statement. Explain to the Staff on a supplemental basis why the “Difference” is not measurable.

Response: The Company advises the Staff that calculating a percentage change involves comparing the difference between an initial value and a final value relative to the initial value. The formula for percentage change is:

Percentage Change = ((Final Value minus Initial Value) / Initial Value) multiplied by 100

When the initial value is zero, the formula becomes problematic because it involves division by zero, which is undefined in mathematics. However, consistent with the Staff’s request in connection with Comment #29, the Company has revised the above-referenced disclosure to update the figures in the table as of the date of the most recent financial statement information available (i.e., June 30, 2024) and, as a result, there is no difference in the capital gains incentive fee as calculated under the Current Advisory Agreement and the Proposed Advisory Agreement. See page 31 of the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

29.Comment: The Staff refers to the “Stockholder Transaction Expenses for the Year Ended December 31, 2023” table on page 24 and the sentence “The Board noted that the Company’s non-advisory expense ratio, excluding interest expense, under the Proposed Advisory Agreement would have been approximately 0.4% based on the twelve months ended March 31, 2024, unchanged from the actual non-advisory expense ratio, excluding interest expense, under the Current Advisory Agreement, and which the Board viewed favorably compared to the peer group during this period” in the last paragraph on page 29 of the Preliminary Proxy Statement. Confirm to the Staff that the fees presented in fee table on page 24 are current fees. See Item 22(a)(3)(iv) of Schedule 14A.

Response: The Company has revised the disclosure in the above-referenced table to update such fee and expense presentation as of and for the trailing twelve months ended June 30, 2024, which represents the Company’s most recent financial statement information available, and has made conforming changes throughout the proxy statement as necessary. See pages 34-35 of the marked

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draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

30.Comment: The Staff refers to the “Stockholder Transaction Expenses for the Year Ended December 31, 2023” table on page 24 of the Preliminary Proxy Statement. Confirm to the Staff on a supplemental basis that the pro forma fees reflect any increase in fees or expenses directly or indirectly resulting from action to be taken in connection with the Advisory Agreement Amendment Proposal to amend the Current Advisory Agreement. See Instruction 2 to Item 22(a)(3)(iv) of Schedule 14A.

Response: The Company confirms to the Staff, on a supplemental basis, that the fees and expenses presented in the above-referenced table in the “Proposed Advisory Agreement” column reflect any changes (i.e., increase or decrease) of fees and expenses directly or indirectly resulting from the Proposed Advisory Agreement. See pages 34-35 of the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

31.Comment: The Staff refers to the sentence “Second, Section 9(c) of the Current Advisory Agreement governs the payments to and duties of our Adviser upon termination of the Current Advisory Agreement” on page 27 of the Preliminary Proxy Statement under the heading “Other Limitations Required by the NASAA Guidelines”. Disclose the effect of the deletion of Section 9(c) and of the addition of the language to end of Section 9(b) that is also disclosed in this paragraph.

Response: The Company has revised the disclosure accordingly. See page 37 of the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

32.Comment: The Staff refers to the heading “Addition of Financing/Refinancing Provision and Other Clarifying Changes to Adviser’s Power and Authority” on page 27 of the Preliminary Proxy Statement. Disclose how this new provision compares to the provision in the Current Advisory Agreement. If there are no differences, disclose that fact.

Response: The Company has revised the disclosure accordingly. See page 38 of the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

33.Comment: The Staff refers to the sentence “Lastly, the Board considered the amounts of leverage, or debt capital, generally available to the BDC industry and the negative impact or limitations the unique nature of the Company’s LMM investment strategy may have on the Company’s ability to maximize its leverage capacity relative to other listed BDCs, and thereby maximize the current yield payable to the Company’s stockholders” under the heading “Proposed Advisory Agreement” on page 28 of the Preliminary Proxy Statement. Please revise this sentence so that it is easier to follow.

Response: The Company has revised the disclosure accordingly. See page 39 of the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

August 12, 2024 Page 13

34.Comment: The Staff refers to the sentence “As such, the Board noted that a shift away from the LMM investment strategy to the Private Loan only investment strategy would result in an investment strategy that is more consistent with the approach of most other listed BDCs, and specifically those BDCs that recently completed an initial public offering or listing, and most importantly is correlated to the Proposed Advisory Agreement’s reduction in the base management fee, changes to the hurdle rate and ‘catch-up’ structure of the subordinated incentive fee on income and decrease in each of the subordinated incentive fee on income and incentive fee on capital gains, and that such proposed changes result in a fee structure that is more consistent with other listed BDCs, and specifically those BDCs that have more recently completed an initial public offering or listing” under the heading “Proposed Advisory Agreement” on page 28 of the Preliminary Proxy Statement. Disclose why the shift away from a lower middle market (LMM) strategy to a Private Loan only strategy is correlated to the revised fees in the Proposed Advisory Agreement.

Response: The Company has revised the disclosure accordingly. See pages 39-40 of the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

35.Comment: The Staff refers to the last sentence “In addition, the Board considered the potential for the Company to reduce the minimum asset coverage ratio applicable to the Company under the 1940 Act to 150% from 200% following any Listing, subject to the requisite Board or stockholder approval, and discussed the effects of utilization of any such increase in leverage on the fees payable to the Adviser under the Proposed Advisory Agreement” under the heading “Proposed Advisory Agreement” on page 28 of the Preliminary Proxy Statement. Disclose any effect of an increase in leverage of fees payable under the Proposed Advisory Agreement that the Board considered.

Response: The Company has revised the disclosure accordingly. See page 40 of the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

36.Comment: The Staff refers to the sentence “The Board noted that replacing ‘Adjusted Capital’ with net asset value in the denominator of the incentive fee calculation could raise the incentive fees payable by us depending on our future performance” on page 29 of the Preliminary Proxy Statement under the heading “Proposed Advisory Agreement.” Disclose why replacing adjusted capital with net asset value would raise the incentive fees payable by the Company.

Response: The Company has revised the disclosure accordingly. See page 40 of the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

37.Comment: The Staff refers to the sentence “In addition, the Board also noted that the change to the ‘catch-up’ feature provided a greater alignment of interest between the Company and the Adviser without meaningfully impacting the top-end of the ‘catch-up’ feature (which would decrease from 9.375% under the Current Advisory Agreement to approximately 9.231% in the Proposed Advisory Agreement, which is less significant than the reductions to the base management fee under the Proposed Advisory Agreement), providing what the Board believes is a significant benefit to the Company” on page 29 of the Preliminary Proxy Statement. Disclose why the change to the catch-up feature would provide a greater alignment of interest between the Company and the Adviser.

August 12, 2024 Page 14

Response: The Company has revised the disclosure accordingly. See pages 40-41 of the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

38.Comment: The Staff refers to the sentence “The Board specifically noted that the final base management fee of 1.0% that the Company could achieve under the Proposed Advisory Agreement following completion of the rotation of its investment portfolio away from LMM investments would compare very favorably to other listed BDCs” on page 29 of the Preliminary Proxy Statement. Describe the comparisons relied on and how they assisted the Board in determining to recommend that stockholders approve the Proposed Advisory Agreement. See Item 22(c)(11)(i) of Schedule 14A.

Response: The Company has revised the disclosure accordingly. See page 41 of the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

39.Comment: The Staff refers to the sentence “The Board also took into account that the fact that our Adviser will continue to provide administrative services to the Company consistent with its historical practices, but that our Adviser was willing to place a contractual cap on the amount the Company would be obligated to reimburse our Adviser under the Proposed Advisory Agreement for the allocable portion of overhead costs and other expenses incurred by our Adviser in performing its administrative services obligations under the Proposed Advisory Agreement, and that such contractual reimbursement cap compared favorably to other BDCs” on page 29 of the Preliminary Proxy Statement. Disclose whether the Board considered economies of scale with respect to the proposed cap on the administrative services fee. If not, why not?

Response: The Company has revised the disclosure accordingly. See page 41 of the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

40.Comment: The Staff refers to the sentence “The Board noted that the Company’s non-advisory expense ratio, excluding interest expense, under the Proposed Advisory Agreement would have been approximately 0.4% based on the twelve months ended March 31, 2024, unchanged from the actual non-advisory expense ratio, excluding interest expense, under the Current Advisory Agreement, and which the Board viewed favorably compared to the peer group during this period” on page 29 of the Preliminary Proxy Statement. Describe comparisons relied on and how they assisted the Board in determining to recommend that stockholders approve the Proposed Advisory Agreement. See Item 22(c)(11)(i) of Schedule 14A.

Response: The Company has revised the disclosure accordingly. See page 41 of the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

41.Comment: The Staff refers to paragraphs (a) through (e) on pages 31 and 32 of the Preliminary Proxy Statement under the heading “Current Advisory Agreement.” To the extent not disclosed in the discussion of the Board’s consideration of the Proposed Advisory Agreement in the preceding pages, disclose the Board’s consideration of each of these factors for the Proposed Advisory Agreement. See Item 22(c)(11) of Schedule 14A.

August 12, 2024 Page 15

Response: The Company refers the Staff to the disclosure on page 27 of the Preliminary Proxy Statement that “[w]hile stockholders are not being asked to re-approve the Current Advisory Agreement, the Company is providing the information below regarding the Board’s review process and considerations in approving the renewal of the Current Advisory Agreement because such factors, in part, formed the basis of the Board’s determination with respect to the Proposed Advisory Agreement.” The Company has supplemented the disclosure under the heading “Current Advisory Agreement” to further amplify the above-referenced statement. See page 42 of the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

42.Comment: The Staff refers to the sentence “If stockholders approve this proposal, the Proposed Advisory Agreement will supersede and replace the Current Advisory Agreement, effective upon a Listing” under the heading “Conclusion” on page 32 of the Preliminary Proxy Statement. Also disclose what happens if stockholders approve the Proposed Advisory Agreement and there is no Listing.

Response: The Company has revised the disclosure accordingly. See page 45 of the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

43.Comment: The Staff refers to the reference to “Section 6.2(a) and (b)” in Section 6.3 on page A-9 of the marked copy of the Company’s Second Articles of Amendment and Restatement included as Exhibit A to the Preliminary Proxy Statement. Please review this reference and revise as necessary.

Response: The Company has revised the reference accordingly. See page A-7 of Exhibit A in the marked draft of the Preliminary Proxy Statement submitted to the Staff supplementally in connection with the filing of this response letter.

*    *    *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3466 (or by email at harry.pangas@dechert.com) or Clay Douglas by telephone at 202.261.3326 (or by email at clay.douglas@dechert.com).

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc:    Dwayne L. Hyzak, MSC Income Fund, Inc.
Jason B. Beauvais, Esq., MSC Income Fund, Inc.
Cory E. Gilbert, MSC Income Fund, Inc.
Clay Douglas, Esq., Dechert LLP